Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2013

Currency	Amounts outstanding at December 31, 2013 in currency of borrowing	Amounts outstanding at December 31, 2013 in EUR
EUR	284,345,058.43	284,345,058.43
USD	121,440,000.00	88,057,428.76

		372,402,487.19